UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File No. 001-09305
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STIFEL FINANCIAL CORP.
501 North Broadway
St. Louis, MO 63102

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Contents

Report of Independent Registered Public Accounting Firm	3
Audited Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12
Exhibit 23.1

Report of Independent Registered Public Accounting Firm
Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

/s/ BKD, LLP
St. Louis, Missouri
June 28, 2010

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Investments, at fair value	$231,198,993	$144,402,814
Contributions receivable:
Employer	2,727,903	22,399
Participants	271,684	226,579
Total contributions receivable	2,999,587	248,978
Net assets available for benefits	$234,198,580	$144,651,792

See accompanying Notes Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008

Additions
Interest and dividends	$2,351,994	$3,048,352
Net appreciation/(depreciation) in fair value of investments	42,735,529	(43,003,180)
Net investment income/(loss)	45,087,523	(39,954,828)
Contributions:
Participants	24,965,471	20,553,473
Employer	2,685,500	2,892,406
Rollovers	28,428,576	2,256,101
Plan mergers	-	62,240,178
Total contributions	56,079,547	87,942,158
Total additions, net	101,167,070	47,987,330
Deductions
Benefits paid to participants	11,598,097	13,731,184
Administrative expenses	22,185	15,813
Total deductions	11,620,282	13,746,997
Net increase	89,546,788	34,240,333
Net assets available for benefits at beginning of year	144,651,792	110,411,459
Net assets available for benefits at end of year	$234,198,580	$144,651,792

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan

Notes to Financial Statements

NOTE 1 - Description of the Plan

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee, whose members are appointed by the Company's Board of Directors. Prudential Retirement Insurance and Annuity Company ("Trustee") is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document. Annual participation amounts are limited to $16,500 of salary deferrals for the year ended December 31, 2009 ($22,000 for participants 50 year old and older), as determined by the Internal Revenue Service. For the years ended December 31, 2009 and 2008, the Board elected to match 50% of the first $2,000 contributed by each participant. For the year ended December 31, 2009, the Company's contribution to the participant's individual account is credited at one time at the end of the year.  This is reflected in the employer contribution receivable in the Statements of Net Assets Available for Benefits as of December 31, 2009.  The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2009 or 2008.

On February 28, 2007, Stifel Financial Corp. (the "Parent") completed its acquisition of Ryan Beck and Company, Inc.  During 2008, $62,240,178 of assets were transferred from the Ryan Beck and Company, Inc. Employees' Profit Sharing & 401(k) Savings Plan into the Plan and are included in "Plan mergers" within the statement of changes in net assets available for benefits.

On December 31, 2008, the Parent completed its acquisition of Butler Wick and Company, Inc.  During 2009, $20,344,463 of assets were transferred from the Butler Wick and Company, Inc. Employees' Profit Sharing & 401(k) Savings Plan into the Plan and are included in "Rollovers" within the statement of changes in net assets available for benefits.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company's matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Parent, various pooled separate accounts, mutual funds, a guaranteed account, and a self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts may be used at the Company's discretion, as outlined in the Plan, to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants' accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant's principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing lending rates determined by the Administrative Committee. Principal and interest is paid ratably through payroll deductions.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Account is valued at contract value which equals fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. As there are no known cash flows that could be discounted, the fair value for these contracts is equal to the contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract was 3.05% and 3.80% for the years ended December 31, 2009 and 2008, respectively.

Income Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Adopted Accounting Guidance

Financial Accounting Standards Board ("FASB") Accounting Standards Codification

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification"), which will serve as the single source of authoritative non-governmental generally accepted accounting principles, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related accounting literature. This guidance is effective for interim and annual reporting periods ending after September 15, 2009 (December 31, 2009 for the Plan) and has impacted our financial statement disclosures since all future references to authoritative accounting literature will be referenced in accordance with the Codification.

Subsequent Events

In May 2009, the FASB issued new guidance on the treatment of subsequent events. Subsequent events are defined as events or transactions that occur after the net assets available for benefits date, but before the financial statements are issued. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 (December 31, 2009 for the Plan). The adoption did not have a material impact on the Plan's financial statements.

Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance that provides additional assistance in estimating fair value of financial instruments when the volume and level of activity for the asset or liability have significantly decreased, including how to identify circumstances that indicate a transaction is distressed. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 (December 31, 2009 for the Plan). The adoption did not have a material impact on the Plan's financial statements.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In January 2010, the FASB revised their guidance for disclosures about fair value measurements, which will require a greater level of clarity and additional disclosures about valuation techniques and inputs into fair value measurements. These new standards are effective for interim and annual periods ending after December 15, 2009 (December 31, 2010 for the Plan), except for certain disclosures included in the rollforward of activity in Level 3 fair value measurements, which are effective for annual periods beginning after December 15, 2010, and interim periods within those years. Since the new guidance will only require additional disclosures, we do not expect the adoption to have an impact on the Plan's financial statements.

NOTE 3 - Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with the Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The Plan's valuation methodology used to measure the fair values of the self directed brokerage accounts, underlying securities included in pooled separate accounts, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2024 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008. The valuation techniques used to measure fair value of common/collective trust fund were derived from deposits made to the contract by participants, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The inputs used to estimate the fair value of the common/collective trust fund were derived from unobservable market data.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008:

	December 31, 2009
	Total	Level 1	Level 2	Level 3

Common/collective trust fund	$38,523,415	$-	$-	$38,523,415
Self-directed brokerage accounts	12,015,458	12,015,458	-	-
Common stock	35,365,328	35,365,328	-	-
Pooled separate accounts	56,287,637	-	56,287,637	-
Mutual funds	84,091,509	84,091,509	-	-
Participant loans	4,915,646	-	-	4,915,646
	$231,198,993	$131,472,295	$56,287,637	$43,439,061

	December 31, 2008
	Total	Level 1	Level 2	Level 3

Common/collective trust fund	$28,311,207	$-	$-	$28,311,207
Self-directed brokerage accounts	7,738,517	7,738,517	-	-
Common stock	26,097,711	26,097,711	-	-
Pooled separate accounts	35,067,773	-	35,067,773	-
Mutual funds	43,803,537	43,803,537	-	-
Participant loans	3,384,069	-	-	3,384,069
	$144,402,814	$77,639,765	$35,067,773	$31,695,276

The following table summarizes the changes in fair value carrying values of the Plan's Level 3 financial instruments during the year ended December 31, 2009:

	Participant loans	Common/ collective trust fund
Balance at December 31, 2008	$3,384,069	$28,311,207
Issuances, repayments and settlements, net	1,531,577	10,212,208
Balance at December 31, 2009	$4,915,646	$38,523,415

NOTE 4 - Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2009 and 2008 were:

	December 31,
	2009	2008

Stifel Financial Corp. common stock	$35,365,328	$26,097,711
Fidelity Contrafund	12,607,284	9,219,758
American Investment Company of America	13,247,969	7,679,657
Growth Fund of America - R5	14,582,073	7,560,909
Prudential Guaranteed Income Account	38,523,415	28,311,207
Self-directed brokerage accounts	12,015,458	7,738,517

For the year ended December 31, 2009 and 2008, the Plan's investments including investments purchased and sold, as well as held during the year, appreciated/(depreciated) in fair value as follows:

	December 31,
	2009	2008

Mutual funds	$18,286,680	$(25,452,506)
Stifel Financial Corp. common stock	8,546,865	7,572,277
Self-directed brokerage accounts	2,920,948	(4,279,737)
Pooled separate accounts	12,981,036	(20,843,214)
	$42,735,529	$(43,003,180)

NOTE 5 - Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1 above, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2009 and 2008, participants held 596,984 and 569,198 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $22,185 and $15,813 of record keeping fees to the Trustee during 2009 and 2008, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 6 - Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Supplemental Schedule

Stifel, Nicolaus Profit Sharing 401(k) Plan

EIN: 43-0538770

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
	Prudential Retirement Insurance and Annuity Company Pooled separate accounts:
*	Artisan International Growth	364,697 shares	$5,043,038
*	Artisan Mid Cap Growth	417,629 shares	5,216,861
*	Dryden S&P 500(R) Index Fund	93,487 shares	6,672,935
*	GSAM High Grade Bond	315,519 shares	5,611,595
*	LSV Asset Management International Value	453,546 shares	4,832,259
*	Mellon Capital Small Cap Value	199,710 shares	3,888,917
*	TimesSquare Small Cap Growth	374,106 shares	9,690,168
*	Wellington Large Cap Growth	612,048 shares	4,205,011
*	Wellington Large Cap Value	664,564 shares	7,580,316
*	Wellington Mid Cap Value	187,982 shares	3,546,537

*	Prudential Guaranteed Income Account	3.05%	38,523,415

*	Stifel Financial Corp. common stock	596,984 shares	35,365,328

	Mutual funds:
	Alger Mid Cap Growth Institutional	178,520 shares	2,129,740
	American Bond Fund	428,670 shares	5,058,310
	American Euro Pac Growth	161,460 shares	6,180,681
	American Investment Company of America	510,716 shares	13,247,969
	Davis NY Venture A	179,301 shares	5,610,334
	Fidelity Contrafund	216,323 shares	12,607,284
	Growth Fund of America - R5	534,533 shares	14,582,073
	Lord Abbett Mid Cap Value A	190,654 shares	2,505,196
	Lord Abbett Small Cap Value	164,604 shares	4,098,629
	Oakmark Equity and Income Fund	291,985 shares	7,457,302
	Oppenheimer Developing Markets	195,959 shares	5,635,787
	Oppenheimer Global Fund A	93,911 shares	4,978,204

	Self-directed brokerage accounts	12,015,458 shares	12,015,458

*	Participant loans (interest rate range: 5.0-10.0%, maturing through 2024)		4,915,646
			$231,198,993
*	Indicates a party-in-interest to the Plan.
	Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

By: Stifel Financial Corp., Administrator

/s/ Bernard N. Burkemper
Bernard N. Burkemper Senior Vice President and Controller

Date:  June 28, 2010

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.